Exhibit 99.9

Ref.: 2077.16696

CONSENT OF INDEPENDENT ENGINEERS

We refer to our report dated March 5, 2008 and effective December 31, 2007, evaluating the oil, natural gas and natural gas liquids reserves attributable to Baytex Energy Trust, entitled “Evaluation of the P&NG Reserves of Baytex Energy Trust  (As of December 31, 2007)”, (the “Report”).

We hereby consent to the references to our name in the Company’s Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and the Company’s registration statement on Form F-9 (File No. 333-89714).

We also confirm that we have read the Company’s Annual Information Form for the year ended December 31, 2007 dated March 28, 2008, and that we have no reason to believe that there are any misrepresentations in the information contained therein that was derived from the Report or that is within our knowledge as a result of the services we performed in connection with such Report.

SPROULE ASSOCIATES LIMITED (signed) "Robert N. Johnson" Robert N. Johnson, P.Eng. Vice President, Engineering

Calgary, Alberta, Canada
March 26, 2008